SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the
Securities Exchange Act of 1934

For the month of September, 2009

Commission File Number 1-15106

PETRÓLEO BRASILEIRO S.A. - PETROBRAS
(Exact name of registrant as specified in its charter)

Brazilian Petroleum Corporation - PETROBRAS
(Translation of Registrant's name into English)

Avenida República do Chile, 65
20031-912 - Rio de Janeiro, RJ
Federative Republic of Brazil
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F _______

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No___X____

Payment of Interest on Own Capital

Rio de Janeiro, September 21, 2009 – PETRÓLEO BRASILEIRO S/A - PETROBRAS, announces that the Board of Directors approved today the second installment of advance dividend payment related to the 2009 Results, in the form of interest on own capital (IOC).

The amount of R$ 1,755 million to be distributed, corresponding to a gross value of R$ 0.20 per common and preferred shares, is being accrued in our Financial Statements on September 30, 2009 and will be disbursed until March 31, 2010, based on the shareholding position of September 30, 2009. As of October 1st, 2009 (ex-interest), the investors who acquire Petrobras shares will not have the right to receive this payment anymore.

If the payment occurs until December 31, 2009, it will be restated by SELIC rate from the effective payment date to December 31, 2009 and will be offset against any remuneration payable at the close of the 2009 fiscal year. If the payment occurs after December 31, 2009, the shareholders will be entitled to receive the payment restated by SELIC rate from December 31, 2009 to the effective payment date.

On June 24, 2009, the Board approved the first installment of advance dividend payment of 2009 Results, in the form of IOC and in the amount of R$ 2,632 million (a gross value of R$ 0.30 per share). This first payment shall be disbursed until December 31, 2009.

Both IOC payments will be offset against the dividends and IOC payable at the close of the 2009 fiscal year and will be subject to income tax of 15% (fifteen per cent) withhold at source, except in the case of shareholders who are exempt.

www.petrobras.com.br/ri/english
Contacts: PETRÓLEO BRASILEIRO S. A. – PETROBRAS
Investor Relations Department I E-mail: petroinvest@petrobras.com.br / acionistas@petrobras.com.br
Av. República do Chile, 65 – 22nd floor - 20031-912 - Rio de Janeiro, RJ I Tel.: 55 (21) 3224-1510 / 9947

This document may contain forecasts that merely reflect the expectations of the Company’s management. Such terms as “anticipate”, “believe”, “expect”, “forecast”, “intend”, “plan”, “project”, “seek”, “should”, along with similar or analogous expressions, are used to identify such forecasts. These predictions evidently involve risks and uncertainties, whether foreseen or not by the Company. Therefore, the future results of operations may differ from current expectations, and readers must not base their expectations exclusively on the information presented herein.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: September 21, 2009

PETRÓLEO BRASILEIRO S.A--PETROBRAS

By:	/S/ Almir Guilherme Barbassa
Almir Guilherme Barbassa Chief Financial Officer and Investor Relations Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates offuture economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.